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3D software platform revolutionizing the building industry - "Digital Twins"


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cityzenith.com Chicago Illinois

Technology | Software | Infrastructure | Software Engineering | Smart Cities

OVERVIEW | UPDATES 1 | WHAT PEOPLE SAY 93 | ASK A QUESTION 7

Highlights

1. From Google Earth team, AI tech that helps cities cut costs by 35%, carbon emissions by up to 100%
2. Digital Twin market forecast to grow from $3.1bn to $48.2bn by 2026
3. Signed $4.6m in new contracts since start of 2021, with an additional $11m in the pipeline this year
4. Options to cash out after 12 months via groundbreaking new secondary trading platform
5. $10m raised so far + over 5,000 investors since 2019. CEO's last venture = 17x for early investors
6. Clients include CBRE, Atkins, C&W, US govt and AFG - aiming to cut emissions in 1000s of cities

Our Team



Michael Jansen CEO and Founder

Veteran entrepreneur and architect, built a $40 million company backed by Sequoia in 4 years; World Cities Summit Young Leader; Fulbright Scholar, Yale (arch), Cambridge (arch); seen on CNN, CNBC, BBC, Forbes; vegan, dad of three

The Founder and CEO has spent his 25-year career creating tech that makes buildings and

The Founder and CEO has spent his 25-year career creating tech that makes buildings and infrastructure more efficient, sustainable, and profitable. As a young architect, he worked on major city-scale projects, and saw first-hand how huge data and analysis problems crippled the building industry. He had a vision and made a pledge to realise it.



Jon Feutz Lead Backend Developer, Innovation

Data guru, led the backend innovation team at US Bank for several years; served for 10 years in the US Air Force; avid blockchain and cryptocurrency investor; inventor



Leland Jobson Director of Engineering

Co-created the Augmented Design Services Framework at WeWork; Core Computational design team member, Dubai Expo 2020 Sustainability Pavilion (one of the world's largest + most complex solar-powered buildings); Pratt Institute + NYIT professorships

SEE MORE

Pitch

The leading Digital Twin AI platform for highly efficient, low-carbon cities, buildings, and infrastructure, from the architects of Google Earth.

The built environment is inefficient, new construction runs over budget, and cities create 70% of global carbon emissions.

Our SmartWorldOS™ Digital Twin software platform is solving these problems as well as attracting major investment and commercial contracts.



Major traction: leading real estate, energy, and infrastructure customers

Since launching our SmartWorld platform in 2019, major customers include Cushman & Wakefield, WS Atkins, the Orlando Sports + Entertainment District Dev Corp, US Government, CBRE, Foster + Partners, Lamina Tower, JLL, Lendlease, Safely Back, UK Rail Network, and Agile Fractal Grid.

One of only 100+ companies selected to join the World Economic Forum Global Innovators Group

Cityzenith has secured several major industry partnerships to help us stay on top and scale our business into new markets and opportunities worldwide. Those important partners include the World Economic Forum Global Innovators Group, the European Commission, 2030 Districts, and the Digital Twin Consortium.


Cityzenith joins World Economic Forum Global Innovators Group
cityzenith

Our unique approach: a true scalable platform technology

SmartWorldOS™ users create 3D virtual twins of physical building assets on their own, harnessing huge amounts of data and AI services to enable right first time/no waste design + construction, and unprecedented operational savings and efficiencies.


SmartWorld Overview May 2021
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Why we are better than the competition:

- **The 'Platform of Platforms'** - Aggregates more software tools and data services than any other product in the building industry. Open, flexible approach vs incumbents' proprietary 'use only our stuff' approach (Autodesk, Dassault, ESRI, Bentley, Willow et al). We have beat

them all head to head

- **End-to-end value from 'design to demolition'** - Clients can design, monitor, control, analyze, optimize, predict, and collaborate on physical assets all from one application
- **An AppStore for AI tools** - Integrates any 3rd party AI and machine learning applications (traffic, maintenance, emissions, space utilization...)
- **Radical, unprecedented improvements in productivity and cost savings** - Current projects have proven savings and efficiencies worth:
  - ***35% operating and maintenance cost***
  - ***20% productivity***
  - ***50 to 100% carbon emission savings for buildings and infrastructure***
- **Thinking ahead: a future carbon currency exchange** - Plans to link the technology to awarding and trading carbon credits

How we solve huge problems within the built environment



- **The problem** - rising temperatures in cities
- **The solution** - our work monitoring ground-level temperatures in a major smart city project in Amaravati, India has allowed an 8°C reduction in temperature
- **The problem** - buildings emit 50-70% of all emissions in cities
- **The solution** - Cityzenith is working with partners to develop a Digital Twin Mass Customization Center to provide commercial building owners in American cities with the tools they need to go 'net zero' or carbon neutral, reducing operating costs significantly while increasing rental income and generating carbon offsets
- **The problem** - due to the pandemic, 30-40% of US office space in cities is not being used
- **The solution** - using Digital Twins, we have been able to track and monitor COVID in real-time to resolve these inefficiencies



Major media recognition

Our pioneering software platform has been recognized through significant international industry awards and high-level media coverage, from some of the most trusted sources in business, technology, and finance.



Bloomberg Television
MSNBC
FOX Business
BBC
CNN
officeinsight
National Real Estate Investor
Smart Cities World
The Architects Newspaper
Building Design + Construction
gt technology
The Times
AJ The Architects' Journal
BBC
FT Financial Times
TechCrunch
Cities Today

Major awards



World Economic Forum
Global Innovator 2021 - 23
openbusiness council awards
2021 Best Smart Cities Technology
Top 10 proptech company 2021
Manufacturing Technology Insights
Top 10 Digital Twin Company 2020
SmartCity Expo World Congress
Best Innovation Award
Realcomm
Best innovation in Commercial Real Estate
Chicago Innovation Awards
Innovation Award

We've welcomed over 5,000 investors from over 20 countries, and we welcome you too!

Use and Application of Investment

Research and Development - 20%

Sales and Marketing - 25%

Payroll and Operations - 45%

Other - 10%

The above statements are forward-looking projections that cannot be guaranteed.

Downloads

Cityzenith Crowdfunding Whitepaper

Cityzenith COVID-19 Impact Whitepaper

Cityzenith Investment Teaser for Wefunder